Filed by: Quest
                                                        Diagnostics Incorporated

                       This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.

                                        Subject Company:      Unilab Corporation
                                        Commission File No.:  00-11839


FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Quest Diagnostics and Unilab and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Unilab shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Quest Diagnostics and Unilab, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 10-Q, most recent reports on Form 10-K, and other periodic reports filed by Quest Diagnostics and Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:
On May 15, 2002, Quest Diagnostics filed a Registration Statement on Form S-4, as amended, and a Schedule TO, as amended, and Unilab filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the Securities and Exchange Commission in connection with the transaction. A Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9, and related exchange offer materials, including a letter of election and transmittal, have been mailed to stockholders of Unilab. In addition, Quest Diagnostics has previously filed a Statement on Schedule 13D, as amended, relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics by directing a request to Quest Diagnostics Incorporated at One Malcolm Avenue, Teterboro, New Jersey, 07608, or from Unilab by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, California, 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

                                      # # #


                  Quest Diagnostics Incorporated
                  One Malcolm Avenue
                  Teterboro, New Jersey 07608

[LOGO]                                          News From Quest Diagnostics
                                                ---------------------------

Contacts:

Quest Diagnostics
Laure Park (Investors): 201-393-5030
Gary Samuels (Media): 201-393-5700

Unilab
Brian Urban: 818-758-6611


                                                     FOR IMMEDIATE RELEASE
                                                     ---------------------


          QUEST DIAGNOSTICS EXTENDS EXCHANGE OFFER FOR SHARES OF UNILAB

              QUEST DIAGNOSTICS AND UNILAB TO DISTRIBUTE MATERIALS
                       REGARDING CHANGES TO EXCHANGE OFFER

TETERBORO, N.J. and TARZANA, Calif. -- (PRNewswire-First-Call)--January 17, 2002 -- Quest Diagnostics Incorporated (NYSE:DGX) and Unilab Corporation (Nasdaq:
ULAB) announced today that Quest Diagnostics and Unilab plan to file with the Securities and Exchange Commission and disseminate to Unilab's stockholders on January 21, 2003 the supplementary disclosure materials describing the amended terms of the exchange offer made by Quest Diagnostics for all of Unilab's outstanding shares. Because Quest Diagnostics' exchange offer is required by federal securities laws to remain open for at least 10 business days following dissemination of such materials, Quest Diagnostics will extend its offer accordingly. If, as expected, the materials are filed on January 21, 2003, then the offer, when extended, would expire at 12:00 midnight on February 3, 2003, unless further extended. As previously disclosed, the termination date of the merger agreement was extended to January 31, 2003; however, unless terminated, the merger agreement remains in effect.

Unilab and Quest Diagnostics entered into a definitive merger agreement in April, 2002, pursuant to which Quest Diagnostics has offered to acquire all of the outstanding shares of Unilab. The parties amended the terms of the merger agreement on January 4, 2003. The amendment, among other things, reduced the per-share consideration available to Unilab stockholders in the offer. As previously announced, the parties have been engaged in ongoing settlement discussions with the Federal Trade Commission regarding the concerns expressed by the FTC about the proposed transaction.

About Unilab
Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 400 patient service centers and rapid response laboratories located throughout the state. Additional information is available on the Company's website at: www.unilab.com.

FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and business of Unilab, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Certain of these risks and uncertainties are described in Unilab's most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Unilab with the Securities and Exchange Commission.

About Quest Diagnostics
Quest Diagnostics Incorporated is the nation's leading provider of diagnostic testing, information and services, providing insights that enable physicians, hospitals, managed care organizations and other healthcare professionals to make decisions to improve health. The company offers the broadest access to diagnostic laboratory services through its national network of laboratories and patient service centers. Quest Diagnostics is the leading provider of esoteric testing, including gene-based medical testing, and empowers healthcare organizations and clinicians with state-of-the-art connectivity solutions that improve practice management. Additional company information can be found on the Internet at: www.questdiagnostics.com.

FORWARD-LOOKING STATEMENTS:
This communication contains certain forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and business of Unilab, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Certain of these risks and uncertainties are described in Unilab's most recent reports on Form 10-Q, most recent reports on Form 10-K and other periodic reports filed by Unilab with the Securities and Exchange Commission.

ADDITIONAL INFORMATION:

On May 15, 2002, Quest Diagnostics filed a Registration Statement on Form S-4, as amended, and a Schedule TO, as amended, and Unilab filed a Solicitation/ Recommendation Statement on Schedule 14D-9, as amended, with the Securities and Exchange Commission in connection with the transaction. A Prospectus, which is part of the Registration Statement on Form S-4, the Solicitation/Recommendation Statement on Schedule 14D-9, and related exchange offer materials, including a letter of election and transmittal, has been mailed to stockholders of Unilab. In addition, Quest Diagnostics has previously filed a Statement on Schedule 13D, as amended, relating to its agreement with Kelso Investment Associates VI, L.P. and KEP VI, LLC. Investors and stockholders of Unilab are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders are able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Quest Diagnostics by directing a request to Quest Diagnostics Incorporated at One Malcolm Avenue, Teterboro, New Jersey, 07608, or from Unilab by directing a request to Unilab Corporation at 18448 Oxnard Street, Tarzana, California, 91356.

In addition to the Registration Statement on Form S-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both Quest Diagnostics and Unilab file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, Statements or other information filed by Quest Diagnostics or Unilab at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549, or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Quest Diagnostics' and Unilab's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

                                      # # #